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SEC FILE NUMBER
8-52474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Callaway Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2245 Texas Dr. Suite 300
(No. and Street)

Sugar Land	TX	77479
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James David Jones	954-707-0586	david@synerysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Maria Dembski_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Callaway Financial Services, Inc._____ , as of __December 31_____ , 2 __2021__ is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHYENNE MEYERS
Notary Public, State of Texas
Comm. Expires 06-26-2022
Notary ID 131619462

Signature: _____

Maria Dembski CFO



Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALLAWAY FINANCIAL SERVICES, INC.

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2021

CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of

Callaway Financial Services Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Callaway Financial Services Inc as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Callaway Financial Services Inc as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Callaway Financial Services Inc's management. Our responsibility is to express an opinion on Callaway Financial Services Inc financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Callaway Financial Services Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Callaway Financial Services Inc financial statements. The supplemental information is the responsibility of Callaway Financial Services Inc management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Callaway Financial Services Inc's auditor since 2019.

Sugar Land, Texas

March 3, 2022

3

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$ 2,117
Accounts receivables	1,198
Prepaid expenses	6,789
Interactive Brokers	37,120
TOTAL ASSETS	**$ 47,224**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 1,069
Commission payable	$ 694
Other Liability	$ 8,391
TOTAL LIABILITIES	10,154

Stockholder's Equity

Common stock, 100,000,000 shares authorized with $.01 par value, 20,000 shares issued and outstanding	200
Additional paid-in capital	41,785
Dividends paid	(56,000)
Retained Earnings	24,413
TOTAL STOCKHOLDER'S EQUITY	37,070
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 47,224**

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2021

Revenue

Commission - Trading	$	3,315
12B-1 Fees	$	44,338
Commission - Mutual Funds	$	11,194
Commission - Variable Annuity	$	37,656
Total Interest	$	235
Other Fees from Trading Services	$	95,270
Other Income	$	1,541
TOTAL REVENUE		193,549

Expenses

Compensation and related costs	104,232
Clearing charges	24,913
Communications	1,200
Professional fees	7,493
Regulatory fees	16,106
Other expenses	5,635
TOTAL EXPENSES	159,578
Net Income before income taxes	33,971
Income taxes	7,300
Non Cash Items	-
NET Income	26,671

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2021

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated	Total
Balances at December 31, 2020	20,000	$ 200	$ 21,785	$ 24,413	$ 46,398
			$ (36,000)		$ (36,000)
Net Income				$ 26,671	$ 26,671
Net Income Adjustment					1
Balances at December 31, 2021	20,000	200	$ (14,215)	$ 51,084	$ 37,070

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended December 31, 2021

OPERATING ACTIVITIES

Net Income		26,671
Adjustments to reconcile net income to net cash provided by operation		
	Accounts receivables	3,132
	Prepaid expenses	-996
	Interactive Brokers	3,554
	Commission payables	-2,857
	Other liabilities	7,314
Net cash provided by Operating Activities		36,818
FINANCING ACTIVITIES		
	30200-Dividends Paid	-36,000
Net cash provided by Financing Activities		-36,000
Net cash increse for period		818
Cash at the beginning of period		1,299
Cash at end of period		2,117

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Callaway Financial Services, Inc. (the Company) was organized in January 2000 as a Texas corporation. The Company is a subsidiary of MDX Holdings Inc., an S corporation, (Parent) owning one hundred (100%) of the Company.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a general securities broker-dealer whose customers consist primarily of individuals and retirement plans located in Texas.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Substantially all the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Revenue Recognition

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur. For Mutual Funds, 12b-1 Fees and Variable Annuity contracts, the Company recognizes the revenue based on commission statements received from issuers. For commission in Muni Bonds, OTC Corporate Bonds, OTC Stocks, Listed Option and Interest Income, the Company recognizes revenue based on statements received from Clearing Firm.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, the Company had net capital of $29,083 which was $24,083 in excess of its required net capital of $5,000. The Company's net capital ratio was .35 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer (Interactive Brokers) to provide clearing, execution, and other related securities services. Clearing charges are incurred at markup rate multiplied by the number of shares or stock options traded by the Company.
The clearing agreement with Interactive Brokers includes a monthly minimum clearing and execution fee of $2,000 per month.

Note 4 - Related Party Transactions / Economic Dependency / Concentrations

The Company and its Parent Company are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has a Services Agreement (Agreement) with its Parent MDX Holdings Inc. The Agreement is for a one-year term, automatically renewed on a year-to-year basis unless terminated by any of the parties on 30 days notice prior to expiration of an annual term. Under the Agreement, the Parent is to provide office facilities, personal property and support services, with rent for the office space. The Parent issues monthly invoice to the Company that represents the Company's allocable share

of services provided by the Parent. Net services allocation – Parent, incurred and paid, totaled $7,385 under this Agreement for the period ending December 31, 2021.

The Company has a single Parent company, with two primary owners, both of which are registered securities representatives of the Company.

MDX Holdings Inc. is a Parent Company, and one of its shareholders is a producing registered securities representative and officer of the Company.
The other shareholder is the Chief Compliance Officer and FINOP of the Company but is not a producing representative.

Note 5 - <u>Income Taxes</u>

The Company made a profit of $33,971 for the year. The Company has NO net operating loss carryforward available to offset 2021 taxable income against. Therefore, company has a tax liability of approximately $7,300. There is accrued tax liability recognized in the accompanying statement of financial condition.

As of December 31, 2021, open Federal tax years subject to examination include the tax years ended December 31, 2018, through December 31, 2021.

Note 6 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has accounts receivables of $1,198 which represents approximately 2.5% of the Company's total assets.

Note 7 - <u>Commitments and Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through March 3, 2022, the date the financial statements were available to be issued.

CALLAWAY FINANCIAL SERVICES, INC.
Schedule I - Supplemental Information Pursuant to Rule 17a-5
December 31, 2021

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	37,070
Deductions / charges		
Non-allowable assets:		
Commissions receivable		883
Commission receivable from non-customer		315
Prepaid expenses		6,789
Total deductions / charges		7,987
Net capital before haircuts on securities positions		29,083
Net Capital	$	29,083
Aggregate indebtedness		
Accounts Payable		1,069
Commission payable		694
Other Current Liability	$	8,391
Total aggregate indebtedness	$	10,154
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	24,083
Ratio of aggregate indebtedness to net capital		.35 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021, as filed by Callaway Financial Services, Inc. on form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2021

A computation of reserve requirement is not applicable to Callaway Financial Services, Inc as theCompany qualifies for exemption under Rule 15c3-3(k)(2)(ii).

CALLAWAY FINANCIAL SERVICES, INC.
Schedule III - Information Relating to the Possessionor
Control Requirements Under Rule 15c3-3
As of December 31, 2021

Information Relating to the Possession or Control Requirements is not applicable to Callaway Financial Services, Inc as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Callaway Financial Services Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Callaway Financial Services Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Callaway Financial Services Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), and, for transactions direct with mutual fund companies, The Company claimed an exemption because it does not hold customer funds or securities (exemption provision), and (2) Callaway Financial Services Inc stated that Callaway Financial Services Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Callaway Financial Services Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Callaway Financial Services Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 3, 2022

15



Callaway Financial Services Inc.

Callaway Financial Services, Inc.
Exemption Report

Callaway Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii), and, for transactions direct with mutual fund companies, The Company claimed an exemption becuase it does not hold customer funds or securities.

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

Callaway Financial Services, Inc.

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Maria Dembski, CFO
February 07, 2022

2245 Texas Dr., Suite 300
Sugar Land, TX 77479 Member FINRA/SIPC phone: (954) 707-0586